Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Amendment No. 3 to Form S-4 (File No. 333-271894) of our report dated August 09, 2023 (except for Note 3 and 19, as to which the date is September 12, 2023), on our audit of the carve-out consolidated financial statements of Aark Singapore Pte. Ltd. and subsidiaries (as restated) as of and for the years ended March 31, 2023 and 2022, which includes an emphasis of matter paragraph that states that the accompanying carve-out consolidated financial statements reflect the assets, liabilities, revenue, expenses and cash flows directly attributable to the Carve-Out Entity as well as allocations deemed reasonable by the management. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KNAV, LLP

KNAV, LLP

Atlanta, Georgia

October 10, 2023